UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2021

GRANITE REAL ESTATE INVESTMENT TRUST

(Commission File Number: 001-35771)

(Name of registrant)

GRANITE REIT INC.

(Commission File Number: 001-35772)

(Name of registrant)

77 King Street West, Suite 4010, P.O. Box 159

Toronto-Dominion Centre

Toronto, Ontario

M5K 1H1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐ Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2021	GRANITE REAL ESTATE INVESTMENT TRUST

	By:	/s/Teresa Neto
Name: Teresa Neto
Title: Chief Financial Officer

Date: November 3, 2021	GRANITE REIT INC.

	By:	/s/Teresa Neto
Name: Teresa Neto
Title: Chief Financial Officer

FORM 6-K EXHIBIT INDEX

Exhibit No.

Exhibit 99.1

Third Quarter 2021 Report to Unitholders, including the unaudited condensed combined financial statements and management’s discussion and analysis of results of operations and financial position for the period ended September 30, 2021

Exhibit 99.2	Granite Announces 2021 Third Quarter Results, $260 Million of New Acquisitions and Developments, and a 3.3% Distribution Increase Commencing December 2021

Exhibit 99.3	Form 52-109F2 – Certification of Interim Filings – President and Chief Executive Officer

Exhibit 99.4	Form 52-109F2 – Certification of Interim Filings – Chief Financial Officer

Exhibit 99.5	Granite Announces the Establishment of a $250 Million at-the-market Equity Program